**EXHIBIT E**
**TO SCHEDULE 13D/A**

**PLEDGED SHARES**

Certain of the Reporting Persons have pledged shares of the Class A Common Stock listed above as beneficially owned by them to secure personal lines of credit and other personal borrowings unrelated to their acquisition of the issuer's stock as reflected in the table below.

| Reporting Person | Number of Pledged Shares | Name of Pledgee |
|---|---|---|
| Frank B. Holding, Jr. | 90,000 | Wells Fargo Bank |
| | 20,000 | Bank of America |
| | 88,052 | Truist Bank |
| Hope H. Bryant | 10,000 | Bank of America |
| | 108,362 | Truist Bank |
| Olivia B. Holding | 10,000 | Bank of America |
| | 40,000 | Truist Bank |
| Carson H. Brice | 4,890 | Truist Bank |